FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2002

AUTONOMY CORPORATION PLC

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On January 24, 2002, Autonomy Corporation plc (the "Company") issued a press release announcing the Company's results of operations for the three and twelve months ended December 31, 2001. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.2 Press Release issued on January 24, 2002, announcing results of operations for the three and twelve months ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: February 10, 2002

By: ______________________
Michael R. Lynch, Ph.D
Chief Executive Officer

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release issued on January 24, 2002 announcing results of operations for the three and twelve months ended December 31, 2001.

Autonomy™

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2001

Quarterly Revenues Increase 31% from Q3; EPS is $0.02 per share from $0.00 per share in Q3

Autonomy's fourth quarter conference call will be available live on the World Wide Web at www.autonomy.com on Thursday, January 24, 2002 at 10:45 a.m. BST/5:45 a.m. EST/2:45 a.m. PST

SAN FRANCISCO, California and CAMBRIDGE, England - January 24, 2002 - Autonomy Corporation plc (Nasdaq: AUTN, LSE: AU., Nasdaq Europe: AUTN), a global leader in infrastructure software for the extended enterprise, today reported financial results for the fourth quarter and year ended December 31, 2001.

Financial Highlights

	Three Months Ended			Twelve Months Ended	
		(unaudited)		(unaudited)	(audited)
Results in US$	**Dec. 31, 2001**	**Sept. 30, 2001**	**Dec. 31, 2000**	**Dec. 31, 2001**	**Dec. 31, 2000**
($000's except per share)					
Revenues	$ 13,480	$ 10,264	$ 21,461	$ 52,594	$ 65,422
Gross profit	12,852	10,053	20,671	50,688	61,547
Gross profit margin	95%	98%	96%	96%	94%
Net profit	$ 2,045	$ 59	$ 4,282	$ 9,366	$ 14,545
Earnings per share					
- basic	$ 0.02	$ 0.00	$ 0.03	$ 0.07	$ 0.12
- diluted	$ 0.02	$ 0.00	$ 0.03	$ 0.07	$ 0.11

Fourth Quarter 2001 Corporate Highlights

- Revenues increase 31% from Q3 2001
- Profits increase significantly; EPS up to $0.02 from $0.00; eighth consecutive quarter of profitability
- Profit before tax for Q4 2001 is $2.7 million, and for full year 2001 is $13.3 million
- Gross margins remain high at 95%
- Blue chip fourth quarter wins include NTT, Swiss Army, U.S. Federal security agencies, Astra Zeneca, Pfizer, HSBC, AT&T, Phillip Morris, Texas Instruments and Sprint
- Autonomy OEM program on track with four new agreements, including EidosMedia and Elsag-Solutions, and an expanded relationship with Computer Associates
- Ongoing OEM royalty revenues increase 50% from Q3 2001
- Average contract size increases to $385,000
- Balance sheet remains strong with approximately $144 million in cash
- R&D continues to increase, up 37% over Q3 2001

Commenting on the results, Dr. Mike Lynch, group CEO of Autonomy said, *"We are pleased to announce today that our fourth quarter results show marked improvement in growth from the previous quarter, which was characterized by uncertainty and delay in the marketplace. Despite very difficult trading conditions during the year, our business model has ensured continued profitability and cash generation. We believe these results confirm that the third quarter 2001 was the bottom of this market as far as Autonomy was concerned. Throughout the fourth quarter we saw a slow yet consistent increase in visibility, as we had in the third quarter, which continues to provide us with significant encouragement about the future. In the fourth quarter our award-winning technology was selected by new blue chip customers in a wide variety of industries throughout the world including AT&T, Channel 4, Phillip Morris, Sprint, and Texas Instruments. Our average contract size increased to $385,000 as companies continue to recognize the business benefits of our automated infrastructure. Autonomy also reported its eighth consecutive quarter of profitability, and ended the year with a cash balance of $144 million."*

Dr. Lynch continued, *"During 2001, Autonomy successfully navigated difficult trading conditions to firmly establish itself as the standard in providing the fundamental infrastructure for automating the management and delivery of unstructured information in any digital domain. Our global customer base continued to increase to more than 475 customers, ranging from major governments to many of the leading Fortune 500 companies. This success is built on the value proposition we bring to our clients, namely a rapid return on investment through automation. We enable enterprises to operate more efficiently, while providing our OEM and indirect channel partners with a solution to a fundamental problem - making sense and use of unstructured information in an efficient and effective manner."*

Fourth Quarter and Full Year 2001 Financial Highlights

Revenues for the fourth quarter totalled $13.5 million, up 31% from $10.3 million for the third quarter of 2001, and down 35% from $21.5 million for the fourth quarter of 2000. U.S./Asia Pac revenues of $6.3 million were 47% of total revenues and U.K./European revenues totalling $7.2 million were 53% of total revenues in the fourth quarter of 2001. Revenues for 2001 totalled $52.6 million, down 20% from $65.4 million for 2000.

Gross profits for the quarter were $12.9 million, up 28% from $10.1 million in the third quarter of 2001, and down 38% from $20.7 million in the fourth quarter of 2000. Fourth quarter gross margins were 95%, compared to 98% in the third quarter of 2001 and compared to 96% in the fourth quarter of 2000. Gross profits for 2001 were $50.7 million, down 18% from $61.5 million in 2000. Gross margins in 2001 were 96%, compared to 94% in 2000.

Net income for the fourth quarter of 2001 was $2.0 million, or $0.02 per diluted share, compared to net income of $0.1 million, or $0.00 per diluted share, for the third quarter of 2001 and compared to net income of $4.3 million or $0.03 per diluted share, for the fourth quarter of 2000. Net income for 2001 was $9.4 million, or $0.07 per diluted share, compared to net income of $14.5 million for 2000, or $0.11 per diluted share, for 2000.

Cash increased in the quarter before a tax payment of £2.0 million. Our cash balance, which is 90% held in sterling, was £99.0 million at the end of 2001 (compared to £99.4 million at the end of the third quarter 2001), with a dollar equivalent of $143.6 million (compared to $146.2 million at the end of the third quarter of 2001).

Accounts receivable days sales outstanding fell to 95 days for the fourth quarter of 2001, compared to 110 days for the third quarter of 2001. Receivables for the fourth quarter were $14.2 million compared to $12.3 million for the third quarter of 2001 and were $21.2 million at the end of 2000. Deferred revenues were $9.1 million gross ($3.2 million net) at December 31, 2001, compared with $7.6 million gross ($3.2 million net) at September 30, 2001, and compared with $9.4 million gross ($5.1 million net) at December 31, 2000.

Product Sales

Autonomy's infrastructure technology has been adopted by enterprises to process information across all internal and external data sources. During the quarter, major wins included: AT&T, New York Life Insurance, Phillip Morris, Texas Instruments, Sprint and Swiss Army. Repeat business from existing customers, such as Astra Zeneca, HSBC, NTT, Pfizer and U.S. Federal security agencies accounted for approximately 35% of revenue for the quarter.

Increasingly detailed ROI and business case studies are assisting the sales process in a number of unexpected ways. In the face of such stringent scrutiny, potential competitors are challenged to defend technologies that continue to require significant manual support. Conversely, while Autonomy's technology is able to provide significant return on investment in basic areas such as support and maintenance and reduced manualization, the scrutiny of ROI and thorough business case proposals is ensuring that the technology is deployed in sophisticated and innovative ways that further prove Autonomy's market leader status.

Strategic Partnerships and OEMs

Autonomy's OEM Program continues to progress according to plans with the addition of four new OEMs, including CCI, EidosMedia and Elsag-Solutions, and an expanded relationship with Computer

Associates. Ongoing OEM royalty revenues for the fourth quarter of 2001 were $0.6 million compared to $0.4 million for the third quarter of 2001.

Q4 Corporate Developments

Autonomy-powered portals at Ford and the US Army received awards from CIO Magazine and InfoWorld Magazine in recognition of their innovative design and functionality. InfoWorld honoured the Ford Learning Network portal and the U.S. Army for its Army Knowledge Online (AKO) portal. AKO won the prestigious CIO Web Business 50 Award. Using technology from Autonomy, AKO assists in the production of higher quality products, recommendations and decisions by providing the Army with Web-based tools that allow individuals to spend more time analysing, not collecting information. With Autonomy's infrastructure software, Ford employees have access to content from corporate applications, legacy information systems, including Ford's e-learning content and classroom materials, Ford's research libraries and other company databases.

About Autonomy Corporation plc

Autonomy Corporation plc (Nasdaq: AUTN; LSE: AU.; Nasdaq Europe: AUTN) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including: e-commerce, customer relationship management, knowledge management, enterprise information portals, enterprise resource planning and online publishing. Autonomy's customer base includes more than 475 global companies, including Astra Zeneca, British Aerospace, Clorox, Deutsche Bank, Ericsson, General Motors, Lucent, Royal SunAlliance, Sun Microsystems and public sector agencies including the United States Department of Defense, NASA and the United States Department of Energy. Strategic reseller and OEM partners include leading companies such as BEA, Business Objects, Hewlett Packard, IBM Global Services, Oracle, Sybase and Vignette. The company has offices in North America, Europe, Asia and Australia and is on the Web at http://www.autonomy.com/.

Caution Concerning Forward-Looking Statements

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's Annual Report on Form 20-F.

Financial Media Contacts:
Kris Marubio, Director of Public Relations
Autonomy Corporation plc
+1 (415) 350-7339

Edward Bridges
Financial Dynamics
+44 (0)20 7831 3113

Analyst and Investor Contacts:
Sushovan Hussain, Chief Financial Officer
Autonomy Corporation plc
+44 (0)1223 448 000

Edward Bridges
Financial Dynamics
+44 (0)20 7831 3113

AUTONOMY CORPORATION plc
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended			Twelve Months Ended	
		(Unaudited)		(Unaudited)	(Audited)
	Dec. 31, 2001	**Sept. 30, 2001**	**Dec. 31, 2000**	**Dec. 31, 2001**	**Dec. 31, 2000**
Revenues	$ 13,480	$ 10,264	$ 21,461	$ 52,594	$ 65,422
Cost of revenues	(628)	(211)	(790)	(1,906)	(3,875)
Gross profit	12,852	10,053	20,671	50,688	61,547
Operating expenses:					
Research and development	(2,594)	(1,897)	(1,733)	(8,339)	(6,520)
Sales and marketing	(7,179)	(7,090)	(10,716)	(31,656)	(33,723)
General and administrative	(1,587)	(1,553)	(2,684)	(7,622)	(7,678)
Provision for doubtful accounts	(477)	(1,032)	(401)	(1,005)	(1,575)
Total operating expenses	(11,837)	(11,572)	(15,534)	(48,622)	(49,496)
Profit (loss) from operations	1,015	(1,519)	5,137	2,066	12,051
Share of earnings (loss) of associated company and minority interest	(60)	(97)	28	(85)	(98)
Interest income, net	1,408	1,546	2,000	6,444	5,462
Gain (loss) on foreign exchange	309	(377)	(1,223)	5,106	3,277
Other non-operating expenses	ó	9	ó	(268)	ó
Profit (loss) before income taxes	2,672	(438)	5,942	13,263	20,692
Provision for income taxes	(627)	497	(1,660)	(3,897)	(6,147)
Net profit	$ 2,045	$ 59	$ 4,282	$ 9,366	$ 14,545
Basic earnings per share	$ 0.02	$ 0.00	$ 0.03	$ 0.07	$ 0.12
Diluted earnings per share	$ 0.02	$ 0.00	$ 0.03	$ 0.07	$ 0.11
Weighted average ordinary shares outstanding	127,046	127,106	126,185	127,155	125,259
Weighted average ordinary shares outstanding, assuming dilution	128,403	128,698	132,383	127,263	132,594

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As at		
	(Unaudited) **Dec. 31, 2001**	(Unaudited) **Sept. 30, 2001**	(Audited) **Dec. 31, 2000**
ASSETS			
Current assets:			
Cash and cash equivalents	$ 143,604	$ 146,176	$ 137,490
Accounts receivable, net of allowances for doubtful accounts of $2,833, $2,388, and $2,822 as of Dec. 31, 2001, Sept. 30, 2001, and Dec. 31, 2000, respectively	14,159	12,331	21,190
Prepaid expenses and other current assets	2,737	2,454	1,298
Deferred tax asset	522	371	6
Total current assets	161,022	161,332	159,978
Property and equipment	3,955	3,874	2,223
Less accumulated depreciation	(1,717)	(1,508)	(958)
Property and equipment, net	2,238	2,366	1,265
Intangible assets, net	156	197	967
Goodwill, net	4,389	4,590	5,147
Other investments, cost	2,312	2,234	2,061
Deferred tax asset	150	162	6
TOTAL ASSETS	$ 170,267	$ 170,881	$ 169,418
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 1,437	$ 2,614	$ 2,298
Taxes payable, including corporation tax	3,092	5,384	5,090
Accrued expenses and other liabilities	7,987	5,089	8,113
Deferred revenue	3,190	3,184	5,052
Total current liabilities	15,706	16,271	20,553
Minority interest	(206)	(162)	(54)
Shareholders' equity:			
Ordinary shares (1)	661	661	659
Additional paid-in capital	158,487	158,408	157,280
Accumulated profit (deficit)	3,195	1,150	(5,652)
Other accumulated comprehensive income	(7,576)	(5,447)	(3,368)
Total shareholders' equity	154,767	154,772	148,919
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 170,267	$ 170,881	$ 169,418

- - - - - - - -

(1) At December 31, 2001,600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,254,612 issued and outstanding; as of September 30, 2001, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,220,050 issued and outstanding; as of December 31, 2000, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 126,912,051 issued and outstanding.

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended			Twelve Months Ended	
		(Unaudited)		(Unaudited)	(Audited)
	Dec. 31, 2001	Sept. 30, 2001	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2000
Cash flows from operating activities:					
Net profit	$ 2,045	$ 59	$ 4,282	$ 9,366	$ 14,545
Adjustments to reconcile net profit to net cash, provided by (used in) operating activities:					
Depreciation and amortization	386	421	586	2,207	2,407
Share of earnings of associated company and minority interest	60	97	(22)	85	101
Write-off of investment	ó	ó	150	278	150
Provision for doubtful accounts	477	1,032	401	1,005	1,575
Deferred tax	(133)	(532)	ó	(666)	ó
Share-based compensation	ó	ó	24	(197)	105
Foreign currency movements	(309)	377	1,223	(5,106)	(3,277)
Changes in operating assets and liabilities:					
Accounts receivable	(2,383)	2,344	(7,513)	6,404	(11,288)
Prepaid expenses and other current assets	(150)	(883)	1,246	(2,246)	851
Deferred revenues	27	(475)	142	(2,507)	1,563
Accounts payable	(1,149)	1,420	878	(798)	565
Accrued expenses and other liabilities	323	(459)	1,135	(1,467)	5,719
Net cash provided by (used in) operating activities	(806)	3,401	2,532	6,358	13,016
Cash flows from investment activities:					
Purchase of equipment	(102)	(348)	(311)	(1,754)	(944)
Purchase of intangibles	3	ó	ó	(54)	(15)
Cash from acquisition	ó	ó	416	ó	416
Purchase of investments	(289)	ó	ó	(383)	(874)
Proceeds from disposal of equipment	ó	2	ó	ó	ó
Net cash (used in) provided by investing activities	(388)	(346)	105	(2,191)	(1,417)
Cash flows from financing activities:					
Proceeds from issuance of shares, net of issuance costs	80	ó	1,350	729	103,718
Net cash provided by financing activities	80	ó	1,350	729	103,718
Effect of foreign exchange on cash and cash equivalents	(1,458)	5,820	196	1,218	1,706
Net increase in cash and cash equivalents	(2,572)	8,875	4,183	6,114	117,023
Beginning cash and cash equivalents	146,176	137,301	133,307	137,490	20,467
Ending cash and cash equivalents	$ 143,604	$ 146,176	$ 137,490	$ 143,604	$ 137,490
Supplemental disclosure of cash flow information:					
Cash received (paid) for:					
Interest, net	$ 1,408	$ 1,546	$ 1,339	$ 6,681	$ 3,747
Income taxes	$ (2,885)	$ ó	$ ó	$ (6,099)	$ (799)

The accompanying notes are an integral part of these financial statements

1. Basis of presentation

The accompanying consolidated financial statements of Autonomy Corporation plc ("Autonomy" or "the Company") have been prepared in conformity with United States generally accepted accounting principles, consistent in all material respects with those applied in the Company's financial statements for the year ended December 31, 2000, included in the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission although the consolidated financial statements do not include all information and footnotes required by US GAAP. The quarterly information and twelve months ended December 31, 2001 information are unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the Company's financial position for and as at the periods presented. The results of operations for the three and twelve months ended December 31, 2001, are not necessarily indicative of the operating results for future operating periods. The interim financial statements should be read in connection with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2000, and the risk factors as set forth in the Form 20-F. The financial *information set out above does not comprise the Company's statutory accounts. Statutory accounts* for the financial year ended December 31, 2000, have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

2. Segment information

	Three months ended		
		(Unaudited)	
Revenue by country:	Dec. 30, 2001	Sept. 30, 2001	Dec. 31, 2000
US	$ 5,256	$ 4,816	$ 9,450
UK/Europe	7,212	5,448	11,881
Rest of World	1,012	0	130
Total	$ 13,480	$ 10,264	$ 21,461